CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

THE MIDDLEBY CORPORATION

The Middleby Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

1.            The Board of Directors of the Corporation has duly adopted a resolution setting forth an amendment to the Corporation’s Restated Certificate of Incorporation in accordance with the provisions of Section 141 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED that the Restated Certificate of Incorporation of the Corporation is hereby amended by amending and restating the first sentence of Article 4 thereof to read in its entirety as follows:

“The Corporation shall have authority to issue 2,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”) and 47,500,000 shares of Common Stock, par value $.01 per share (“Common Stock”).”

2.            This Certificate of Amendment of the Restated Certificate of Incorporation was duly adopted and approved by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

                              IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 3rd day of May, 2007.

THE MIDDLEBY CORPORATION,
a Delaware corporation

By:	/s/ Timothy J. FitzGerald
Name:	Timothy J. FitzGerald
Title:	Chief Financial Officer